SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            --------------------

                               SCHEDULE 14D-9

                               (Rule 14d-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                            --------------------


                            HARTMARX CORPORATION
                         (Name of Subject Company)
                            HARTMARX CORPORATION
                    (Name of Person(s) Filing Statement)
                            --------------------


                  Common Stock, par value $2.50 per share
                       (Title of Class of Securities)
                            --------------------

                                 417119104
                   (CUSIP Number of Class of Securities)
                            --------------------

                              Taras R. Proczko
              Vice President, Corporate Counsel and Secretary
                            Hartmarx Corporation
                            101 N. Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 357-5321
               (Name, address and telephone number of person
             authorized to receive notice and communication on
                 behalf of the person(s) filing statement).
                            --------------------

                              With a copy to:

                          Charles W. Mulaney, Jr.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 407-0700



 [X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.



HARTMARX RETAINS BEAR, STEARNS & CO. INC.
TO ASSIST BOARD WITH EVALUATION OF
PROPOSED TRANSACTIONS


Chicago, August 22, 2001 - Hartmarx Corporation (NYSE: HMX) said today that it has retained Bear, Stearns & Co. Inc. to assist the board of directors and the recently formed ad hoc committee of the board with the evaluation of proposed transactions and other matters the board deems appropriate. The ad hoc committee of the board is headed by Raymond F. Farley, retired president and chief executive officer of SC Johnson Wax.

Mr. Farley said, "Retaining Bear Stearns is our first step in fulfilling the committee's mandate. The committee, the board and Hartmarx executive management have exercised and fully intend to continue to exercise their fiduciary duties and responsibilities to shareholders. We are going about our evaluation in an objective, professional, deliberate and detailed manner, and we believe that Bear Stearns is well-suited to assist with that effort."

Hartmarx produces and markets business, casual and golf apparel products under its own brands including Hart Schaffner & Marx, Hickey-Freeman, Palm Beach, Coppley, Cambridge, Keithmoor, Racquet Club, Naturalife, Pusser's of the West Indies, Royal, Brannoch, Riserva, Sansabelt, Barrie Pace, and Hawksley & Wight. In addition, the Company has certain exclusive rights under licensing agreements to market selected products under a number of premier brands such as Austin Reed, Tommy Hilfiger, Kenneth Cole, Burberry men's tailored clothing, Ted Baker, Pringle of Scotland, Bobby Jones, Jack Nicklaus, Claiborne, Evan-Picone, Pierre Cardin, Perry Ellis, KM by Krizia, and Daniel Hechter. The Company's broad range of distribution channels includes fine specialty and leading department stores, value-oriented retailers and direct mail catalogs.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE SEC. HARTMARX'S STOCKHOLDERS WILL BE ABLE TO OBTAIN SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. HARTMARX URGES ITS STOCKHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH PROPOSAL.

Contact:

     for Hartmarx
     Burson-Marsteller
     Kirk Brewer, 312/596-3456
     Madalyn Freund, 312/596-3439